PIMCO SERVICES AGREEMENT
                         FOR INSTITUTIONAL CLASS SHARES
                        OF PIMCO VARIABLE INSURANCE TRUST

     The terms and conditions of this Services Agreement between Pacific Investment Management Company LLC ("PIMCO") and CUNA Mutual Insurance Society (the "Company") are effective as of December 18, 2008.

     WHEREAS, the Company, Allianz Global Investors Distributors LLC and PIMCO Variable Insurance Trust (the "Trust") have entered into a Fund Participation Agreement dated May 1, 2008, as may be amended from time to time (the "Participation Agreement"), pursuant to which the Company, on behalf of certain of its separate accounts (the "Separate Accounts"), purchases Institutional Class shares ("Shares") of certain Portfolios of the Trust ("Portfolios") to serve as an investment vehicle under certain variable annuity and/or variable life insurance contracts ("Variable Contracts") offered by the Company, which Portfolios may be one of several investment options available under the Variable Contracts; and

     WHEREAS, PIMCO recognizes that it will derive substantial savings in administrative expenses by virtue of having a sole shareholder rather than multiple shareholders in connection with each Separate Account's investments in the Portfolios, and that in the course of soliciting applications for Variable Contracts issued by the Company and in servicing owners of such Variable Contracts, the Company will provide information about the Trust and its Portfolios from time to time, answer questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners' interests in one or more Portfolios, and provide services respecting investments in the Portfolios; and

     WHEREAS, PIMCO wishes to compensate the Company for the efforts of the Company in providing written and oral information and services regarding the Trust to Variable Contract owners; and

     WHEREAS, the following represents the collective intention and understanding of the service fee agreement between PIMCO and the Company.

     NOW, THEREFORE, in consideration of their mutual promises, the Company and PIMCO agree as follows:

     1. Services. The Company and/or its affiliates agree to provide services ("Services") to owners of Variable Contracts including, but not limited to: teleservicing support in connection with the Portfolios; delivery of current Trust prospectuses (including summary prospectuses, as applicable), reports, notices, proxies and proxy statements and other informational materials (including printing and mailing charges); facilitation of the tabulation of Variable Contract owners' votes in the event of a Trust shareholder vote; maintenance of Variable Contract records reflecting Shares purchased and redeemed and Share balances, and the conveyance of that information to the Trust or PIMCO as may be reasonably requested; provision of support services, including providing information about the Trust and its Portfolios and answering

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questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners' interests in one or more Portfolios; provision and administration of Variable Contract features for the benefit of Variable Contract owners in connection with the Portfolios, which may include fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, earnings sweep, and pre-authorized deposits and withdrawals; and provision of other services as may be agreed upon from time to time; provided, however, that such services shall not include distribution or other services that may not properly be provided by Company under applicable law or regulation.

     2. Compensation. In consideration of the Services, PIMCO agrees to pay to the Company a service fee at an annual rate equal to ten (10) basis points (0.10%) of the average daily value of the Shares held in the Separate Accounts. Such payments will be made monthly in arrears. For purposes of computing the payment to the Company under this paragraph 2, the average daily value of Shares held in the Separate Accounts over a monthly period shall be computed by totaling such Separate Accounts' aggregate investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each business day during the calendar month, and dividing by the total number of business days during such month. The payment to the Company under this paragraph 2 shall be calculated by PIMCO at the end of each calendar month and will be paid to the Company within 30 days thereafter. Payment will be accompanied by a statement showing the calculation of the monthly amounts payable by PIMCO and such other supporting data as may be reasonably requested by the Company.

     3. Term. This Services Agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one year periods. This Services Agreement may be terminated by either party hereto upon 30 days written notice to the other. This Services Agreement shall terminate automatically upon termination of the Participation Agreement, upon a material, unremedied breach of the Participation Agreement, as to a Portfolio upon termination of the investment advisory agreement between the Trust, on behalf of such Portfolio, and PIMCO, or upon assignment of the Participation Agreement by either the Company or PIMCO. Notwithstanding the termination of this Services Agreement, PIMCO will continue to pay the service fees in accordance with paragraph 2 so long as net assets of the Separate Accounts remain in a Portfolio, provided such continued payment is permitted in accordance with applicable law and regulation.

     4. Amendment. This Services Agreement may be amended in writing with the consent of both parties. In this regard, this Agreement may be amended by PIMCO (but not by the Company) any time by mailing a copy of a written amendment to the Company. In the absence of written objection to such amendment, continued performance by the Company under this Agreement shall constitute Company's consent to such written amendment.

     5. Effect on Other Terms, Obligations and Covenants. Nothing herein shall amend, modify or supersede any contractual terms, obligations or covenants among or between any of the Company, PIMCO or the Trust previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement.

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     In witness whereof, the parties have caused their duly authorized officers to execute this Services Agreement.

                              PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

                              /s/ Donathan D. Short
                              --------------------------------
                              By: Donathan D. Short
                              Title: Head of U.S. Global Wealth Management
                              Date: 2/14/11

                              CUNA MUTUAL INSURANCE SOCIETY

                              /s/ STEVEN R. SULESKI
                              --------------------------------
                              By: STEVEN R. SULESKI
                              Title: VICE PRESIDENT
                              Date: 2/8/11

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